K Wave Media Ltd.
C/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

October 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed
Erin Jaskot

RE:	K Wave Media Ltd.
Amendment No. 8 to Registration Statement on Form F-4
Filed September 30, 2024
File No. 333-278221

Dear Ms. Reed and Mr. Jaskot:

On behalf of K Wave Media Ltd. (“K Wave” or the “Company”), we are responding to the letter from the staff of the Division of Corporation Finance Office of Trade & Services (the “Staff”) dated October 3, 2024 (the “Comment Letter”) regarding K Wave’s Amendment No. 8 to Registration Statement on Form F-4 filed with the SEC on September 30, 2024 (the “Registration Statements”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 9 to the Registration Statement on Form F-4 (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

For ease of reference, the text of the Division of Corporation Finance Office of Trade & Services’ comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 8 to Registration Statement on Form F-4 filed September 30, 2024

Questions and Answers About the Business Combination and the Special Meeting

Will I experience dilution as a result of the Business Combination?, page 10

1.	Refer to your response to prior comment 2. You state and now disclose the 1,488,119 Pubco shares to be received by GF Korea in exchange for the 4,997 K Enter shares are included in the 59,000,000 rollover shares held by K Enter stockholders. In your amendment filed September 13, 2024 you disclosed the 59,000,000 rollover shares into PubCo common stock were derived from the 198,119 total expected shares of K Enter common stock to be issued converted at 297.8 per share of PubCo common stock. You also disclosed the value of each share of K Enter common stock was $2,978, thereby arriving at an enterprise value of K Enter of $590,000,000. The 198,119 expected shares of K Enter consisted of the expected 56,119 shares of K Enter common stock to be issued to the sellers of the Six Korean Entities, 42,000 shares of K Enter common stock to be issued to the holders of K Enter’s preferred stock upon conversion of such shares upon the closing of the Business Combination, and existing 100,000 shares of common stock issued by K Enter to that date. Please explain to us what of the above noted details regarding the 59,000,000 shares changed in order to retain the total 59,000,000 shares and valuation of $590,000,000 inclusive of the shares issued to GF Korea. That is, tell us who previously held the 1,488,119 shares and detail for us the allocation of the 57,511,881 remaining shares to be issued. In particular, tell us whether any of the K Enter shares to be issued to the sellers of the Six Korean entities changes along with the associated value attributed to the impacted seller, including goodwill to be recognized, as shown on page 261. If the number of shares and/or value regarding the Six Korean Entities is not impacted, tell us why this is the case.

Response: The Company respectfully acknowledges the Staff’s comment and responds as follow:

Global Star entered into a merger agreement, dated as of June 15, 2023, as amended (the “Merger Agreement”), which provided for a business combination between Global Star and K Enter Holdings, Inc., a Delaware corporation (“K Enter”). Pursuant to the Merger Agreement, the business combination will be effected in two steps: (1) subject to the approval and adoption of the Merger Agreement by the stockholders of Global Star, Global Star will reincorporate to Cayman Islands by merging with and into K Wave Media Ltd, a Cayman Islands exempted company and wholly owned subsidiary of Global Star (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”) and (2) one business day following the Reincorporation Merger, GLST Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of PubCo, will be merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.” The aggregate consideration for the Acquisition Merger is $590,000,000, payable in the form of 59,000,000 newly issued PubCo’s Ordinary Shares valued at $10.00 per share.

In Amendment No. 5 to Registration Statement on Form F-4 filed on September 13, 2024 (“Amendment No. 5”) and Amendment No. 8 to Registration Statement on Form F-4 filed on September 30, 2024 (“Amendment No. 5”), the Company made some errors in disclosing the capitalization of K Enter. K Enter’s capitalization table consists of 4 categories of securities: (1) common stock issued to K Enter’s stockholders; (2) Series A-1 Preferred Stock, which are convertible into common stock upon the closing of the Business Combination; (3) Series A Preferred Stock, which are convertible into common stock upon the closing of the Business Combination; and (4) common stock to be issued to the equity owners of the Six Korean Entities.

As per the pro forma financial information for the period ending December 31, 2023 included in Amendment No. 5 and Amendment No. 8, the correct pro forma capitalization of K Enter is as follows:

The 198,118 shares of K Enter was based on the following:	12/31/2023 pro forma
Common stock	101,202
Preferred stock Series A-1	5,314
Preferred stock Series A	35,484
Common stock to be issued to the owners of the Six Korean Entities (1)	56,119	(2)
Total shares	198,119	(2)

(1)	Share calculation was based on the December 31, 2023 KRW to USD exchange rate of KRW 1,290.97 to USD $1.00.
(2)	This number changed from 56,118 due to rounding of the calculation of shares which resulted in an increase to the total K Enter shares issuable to the owners of the Six Korean Entities by 1 share.

The shares of common stock to be issued to the owners of the Six Korean Entities, is based on the KRW to USD exchange rate as of the date that is one day before the closing of the sale of equity to K Enter. For the December 31, 2023 pro forma financial statements the Company used the December 31, 2023 KRW to USD exchange rate of KRW 1,290.97 to USD $1.00, to calculate the estimated number of shares of common stock to be issued to the owners of the Six Korean Entities, which resulted in a total of 56,119 shares, summarized as follows:

12/31/23 pro forma share calculation:	Equity value (KRW)	12/31/23 exchange rate KRW to USD	Equity value (USD)	Price per share (USD)	K Enter Number of shares	K Wave Conversion ratio	K Wave Number of shares
Play Company	127,498,912,820	KRW1,290.97	$98,762,104	$2,978.02	33,164	297.8	9,876,210
The Lamp	30,600,000,000	KRW1,290.97	$23,702,128	$2,978.02	7,959	297.8	2,370,213
Bidangil	20,400,000,000	KRW1,290.97	$15,801,396	$2,978.02	5,306	297.8	1,580,140
Apeitda	15,300,000,000	KRW1,290.97	$11,852,536	$2,978.02	3,980	297.8	1,185,254
Anseilen	7,700,000,001	KRW1,290.97	$5,964,982	$2,978.02	2,003	297.8	596,498
Solaire Partners	14,250,000,000	KRW1,290.97	$11,039,536	$2,978.02	3,707	297.8	1,103,954
	215,748,912,821		$167,122,682		56,119		16,712,268

Based on the above calculations, we calculate the price per share value for the merger consideration, as of December 31, 2023, as follows:

Price per share calculation:
Total equity value (USD)	$590,000,000
Less: Equity value of Korean entities (USD)	$(167,122,682)
Equity value of K Enter common and preferred stock (USD)	$422,877,318	(A)
K Enter common and preferred shares	142,000	(B)
(A) / (B)	$2,978.01

In the Amended Registration Statement filed herewith, the Company has updated and included pro forma financial statements as of June 30, 2024 and for the six-month period ended June 30, 2024 (following the inclusion of historical financial statements of the registrant for the same period); accordingly, much of the information presented will be changed. Additionally, the above calculations have been updated for the current KRW to USD exchange rate, which has resulted in a decrease in the number of shares of K Enter to be issued to the owners of the Six Korean Entities. Accordingly, K-Enter’s pro forma capitalization as of June 30, 2024 is as follows:

The 193,367 shares of K Enter was based on the following:	6/30/2024 pro forma
Common stock	101,202
Preferred stock Series A-1	5,314
Preferred stock Series A	35,484
Common stock to be issued to the owners of the Six Korean Entities (3)	51,367
Total shares	193,367

(3)	Share calculation was based on the 6/30/24 KRW to USD exchange rate of KRW 1,376.55 to USD $1.00.

In the pro forma financial information for the period ending June 30, 2024, the Company used the June 30, 2024 KRW to USD exchange rate of KRW 1,376.55 to USD $1.00, to calculate the estimated number of shares of common stock to be issued to the owners of the Six Korean Entities, which resulted in a total of 51,367 shares. This change in the number of shares issuable to the owners of the Six Korean Entities is directly attributable to the change in the KRW to USD exchange rate from KRW 1,290.97 to USD $1.00 as of December 31, 2023 to KRW 1,376.55 to USD $1.00 as of June 30, 2024. We note that the actual number of shares that will ultimately be issued to the owners of the Six Korean Entities will be based upon the KRW to USD exchange rate on the business day immediately preceding the closing of the sale of the equity interests of the Six Korean Entities to K Enter.

For the June 30, 2024 pro forma financial information, the estimated number of shares of common stock to be issued to the owners of the Six Korean Entities is calculated as follows:

6/30/24 pro forma share calculation:	Equity value (KRW)	6/30/24 exchange rate KRW to USD	Equity value (USD)	Price per share (USD)	K Enter Number of shares	K Wave Conversion ratio	K Wave Number of shares
Play Company	127,498,912,820	KRW1,376.55	$92,622,072	$3,051.19	30,356	305.1	9,262,207
The Lamp	30,600,000,000	KRW1,376.55	$22,229,487	$3,051.19	7,286	305.1	2,222,949
Bidangil	20,400,000,000	KRW1,376.55	$14,819,658	$3,051.19	4,857	305.1	1,481,966
Apeitda	15,300,000,000	KRW1,376.55	$11,114,743	$3,051.19	3,643	305.1	1,111,474
Anseilen	7,700,000,001	KRW1,376.55	$5,593,694	$3,051.19	1,833	305.1	559,369
Solaire Partners	14,250,000,000	KRW1,376.55	$10,351,967	$3,051.19	3,393	305.1	1,035,197
	215,748,912,821		$156,731,621		51,367		15,673,162

Based on the above calculations, we calculate the price per share value for the merger consideration, as of June 30, 2024, as follows:

Price per share calculation:
Total equity value (USD)	$590,000,000
Less: Equity value of Korean entities (USD)	$(156,731,621)
Equity value of K Enter common and preferred stock (USD)	$433,268,379	(A)
K Enter common and preferred shares	142,000	(B)
(A) / (B)	$3,051.19

2.	You disclose in the amendment filed September 30, 2024 the 59,000,000 rollover equity share of K Enter stockholders includes 16,361,100 shares owned by the Six Korean Entities. However, the 56,119 shares of K Enter common stock to be issued to the sellers of the Six Korean Entities converted at the noted 297.8 ratio equals 16,712,284 shares. Please reconcile these amounts.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company’s prior disclosures in the Registration Statement were not correct. As of June 30, 2024, the current date of the pro forma financial information, the K Enter shares that are expected to be held by the owners of the Six Korean Entities will be 51,367 shares, which number is calculated based upon the June 30, 2024 KRW to USD foreign exchange rate of KRW 1,376.55 to $1.00. The merger consideration to be tendered by PubCo remains at 59,000,000 ordinary shares of PubCo and the exchange ratio as of the June 30, 2024 pro forma financial information is approximately 305.1 shares of PubCo for each share of K Enter.

3.	In view of the above noted share activity of K Enter and the four additional issuances noted on page 217, please reconcile the outstanding number of shares of K Enter and PubCo at September 13, 2024 and September 30, 2024. In doing so, provide us with a detailed rollforward of the shares outstanding between these two dates for each entity, broken down for each respective affected party, that is, sellers of the Six Korean Entities, holders of K Enter’s preferred stock, existing shares of common stock issued by K Enter, GF Korea, employees, service providers and any others, with explanations of changes between these dates.

Response: The Company respectfully acknowledges the Staff’s comment. The Company responds to the Staff’s comment as follows:

There is no reconciliation required, because the there is no change in the 59,000,000 shares of merger consideration to be issued in connection with the Acquisition Merger. The only thing that has changed between the December 31, 2023 pro forma financial statements and the June 30, 2024 pro forma financial statements is the number of shares to be issued to the owners of the Six Korean Entities, which has merely resulted in a change in the conversion ratio in connection with the Acquisition Merger.

We note that the “four additional issuances noted on page 217” of Amendment No. 8 did not affect the aggregate number of outstanding shares of K Enter. In Amendment No. 5, the Company reported an aggregate amount of 198,118 outstanding shares of K Enter. We also note that in Amendment No. 8, the Company reported an aggregate amount of 198,118 outstanding shares of K Enter. Accordingly, the “four additional issuances noted on page 217” of Amendment No. 8 did not involve the issuance of new securities but rather a redistribution of securities that were already planned to be issued.

On August 31, 2024, K Enter issued 1,932 shares of K Enter common stock to Jae Ha Lee, an employee of K Enter, for services rendered and to be rendered, On September 24, 2024, K Enter entered into an agreement with GF Korea, Inc. pursuant to GF Korea assumed the responsibility to pay approximately $8.52 million dollars in fees that K Enter owed to several services providers in exchange for the issuance of 4,997 K Enter shares of common stock from K Enter’s treasury shares. On September 30, 2024, K Enter issued 168 shares of K Enter common stock to Tan, Chin Hwee, a director, Executive Chairman and Interim CEO of K Enter, for services rendered and to be rendered, from K Enter’s treasury shares. Prior to the post September 13, 2024 issuances to GF Korea and Tan Chin Hwee, K Enter held 5,165 shares of common stock as treasury shares. The pro forma financial information for K Enter for the periods ended December 31, 2023 and June 30, 2024 reflected that such all treasury shares would be issued as of the closing of the Business Combination, because that was the intention of K Enter management. Accordingly, the 2 issuances discussed above did not affect the total number of outstanding shares of K Enter reflected in the pro forma financial information.

In 2023, K Enter believed it had sold 42,000 shares of Series A Preferred Stock and Series A-1 Preferred Stock combined. However, one investor who agreed to purchase 1,702 shares of Series A-1 Preferred Stock never executed and delivered their subscription agreement for the Serial A-1 Preferred Stock. The financial statements for K Enter for the periods ended December 31, 2023 and June 30, 2024 reflected that only 40,298 shares of Series A Preferred Stock and Series A-1 Preferred Stock were sold, however, based on the Company’s understanding the pro forma information for the periods ended December 31, 2023 and June 30, 2024 reflected that 42,000 shares of Series A Preferred Stock and Series A-1 Preferred Stock were sold. After September 13, 2024, the Company determined that the planned investor for the 1,702 shares of Series A-1 Preferred Stock was not going to purchase such shares. On September 21, 2024 K Enter sold 250 shares of Series A-1 Preferred Stock to Loh Say Coon and on September 25, 2024 K Enter sold 250 shares of Series A-1 Preferred Stock to Innocus Global Group Pte., Ltd. On September 29, 2024 K Enter issued 1,202 shares of K Enter common stock to Lodestar USA LLC, for services rendered to K Enter, by Ted Kim, a director and co-founder of K Enter. As a result of the transaction discussed in paragraph K Enter has sold an aggregate number of 40,798 shares Series A Preferred Stock and Series A-1 Preferred Stock combined. If you add the 1,202 shares of common stock issued to Lodestar USA, LLC to the 40,798 shares Series A Preferred Stock and Series A-1 Preferred Stock that each a total of 42,000 shares of K Enter common stock on an as converted bases. Accordingly, the “four additional issuances noted on page 217” of Amendment No. 8 did not affect or change the total number of shares of K Enter common stock outstanding.

Summary of the Proxy Statement/Prospectus

Interests of Certain Persons in the Business Combination, page 31

4.	We note that you have added disclosure at page 217 regarding the issuance of 1,202 K Enter shares to Lodestar USA, Inc., which is controlled by Ted Kim, on September 29, 2024. However, it does not appear that your disclosure regarding the number of shares beneficially owned by Ted Kim has changed from the amendment filed on September 27, 2024. Please explain or update your conflicts of interest disclosure here and elsewhere to reflect the September 29, 2024 issuance to Lodestar USA, Inc. To the extent updated disclosure is warranted, revise the beneficial ownership table at page 301 as well. Please also clarify whether any of the other share issuance agreements referenced on page 217 should be acknowledged within your conflicts of interest disclosure or your related persons transactions disclosure. For example, we note that shares were issued to a K Enter employee and that an agreement is defined as the “Innocus Global Agreement,” and disclosure elsewhere indicates that director nominee Jason Kim founded Innocus Global Group Pte.

Response: The Company respectfully acknowledges the Staff’s comment and responds as follows:

The disclosure of Ted Kim’s beneficial ownership in Amendment No. 5 was not correct because it was based on a different number of K Enter shares of common stock outstanding. Ted Kim owns 19,564 shares or 10.12% of the shares of common stock of K Enter based on the shares of K Enter common stock to be issued and outstanding immediately prior to the closing of the Business Combination through his ownership and control of Global Fund LLC, which owns 12,000 shares, and Lodestar USA, Inc., which owns 7,564 shares and the Company has disclosed such information on pages 7, 32, 75, 126, 136, 211, 321 and 323 of the Amended Registration Statement. We note the increase in Ted Kim’s percentage interest is the result of the decrease in the number of shares of K Enter common stock to be issued to the owners of the Six Korean Entities from 56,119 shares to 51,367 shares, as discussed above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Enter

Subsequent Event, page 217

5.	You disclose you entered into the share subscription agreement with GF Korea to gain greater financial flexibility. Please explain what this means and why the greater flexibility is necessary. In connection with this, you state here K Enter is currently in the process of negotiating agreements with its service providers referenced in the GF Agreement that will provide that K Enter will be fully and unconditionally released from the $8.52 million in service provider fees referenced in the GF Agreement and that these service providers will look solely to GF Korea to collect their fees. Please disclose the consequences should any of the service providers not consent to release K Enter and how your agreement with GF is substantive at this point given the affected service providers have not consented. Additionally, if you have finalized any agreements with these service providers, please file them as exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the agreement with GF Korea allowed the Company to settle approximately $8.52 million in service provider fees by the issuance of 4,997 shares. The Company believes that the settlement of those fees with shares will free up cash flow and improve the Company’s ability to carry out its business plan. Please see the revisions contained on pages 211, 217 and 322 of the Amended Registration Statement. Additionally, K Enter has obtained agreements from the various service providers releasing K Enter from the $8.52 million in service fees and such agreements have been attached as Exhibits 10.62, 10.63, 10.64 and 10.65 to the Amended Registration Statement.

6.	You disclose four additional issuances of K Enter common stock not previously disclosed. Please tell us and disclose how these issuances impact the total number of K Enter common stock to be converted into PubCo common stock. Our understanding is all outstanding K Enter common and preferred stock convert into PubCo common stock in the Business Combination, but we did not see that PubCo share ownership tables reflect these additional issuances. Also confirm to us that all share activity that has occurred is represented in your next amendment.

Response: The Company respectfully acknowledges the Staff’s comment. As noted above, the “four additional issuances noted on page 217” of Amendment No. 8 did not affect the outstanding shares of K Enter. We also confirm that all outstanding K Enter share activity is presented in the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 256

7.	Please tell us whether the conversions discussed in note Q relate to the subsequent issuances disclosed on page 217, and if so, how, and how these amounts are reflected in the share ownership table on page 255. Additionally, tell us how these relate to the 42,000 shares of K Enter common stock to be issued to the holders of K Enter’s preferred stock upon conversion of such shares upon the closing of the Business Combination disclosed in footnote “**” on page 272.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that following:

●	The 250 shares of Series A-1 Preferred Stock from the Loh Say Coon Agreement and the 250 shares of Series A-1 Preferred Stock from the Innocus Global Agreement referenced on page 217 are part of the 5,314 shares of Series A-1 Preferred Stock that are being converted into K Enter Common stock in Adjustment Q on the Pro Forma Balance Sheet.

●	The preferred shares (35,484 Series A and 5,314 Series A1) that are being converted into common shares in Adjustment Q are part of the K Enter shares that will be exchanged for 59,000,000 ordinary shares of PubCo in Adjustment E and are presented on the share ownership table on page 255 in the “K Enter Stockholders” line. For the Staff’s information, the 59,000,000 ordinary shares represents 193,367 shares of K-Enter (which includes the shares issued upon conversion of the Series A and A-1 shares) converted into Pubco shares at an exchange ratio 305.1:1 (see our response to Comment #1 above for additional details).

●	The disclosure on page 272 has been revised as follows to disclose that the number of common shares to be issued from the conversion of the preferred shares ties to the number of common shares issued in Adjustment Q: “The number of total expected shares of K Enter stock to be issued is derived by adding the expected 51,367 shares of K Enter common stock to be issued to the sellers of the Six Korean Entities in connection with the closing of the six executed equity purchase agreements, as amended, plus the 40,798 shares of K Enter Common Stock to be issued to the holders of K Enter’s Series A Preferred Stock and K Enter’s Series A-1 Preferred Stock, upon conversion of such shares of preferred stock at the closing of the Business Combination, plus the existing 101,202 shares of common stock issued by K Enter to date.”

In addition the Company refers the Staff to the responses above and pages 218, 256, 288, 293 and 323 of the Amended Registration Statement.

8.	In notes Z and MM you refer to 2,100 treasury shares of K Enter and 1,202 shares of common stock. Please describe what these shares pertain to and how the number of shares was determined. Also, provide us with a roll forward of the number of treasury shares of K Enter actually outstanding at June 30, 2024 to reflect actual and expected activity after this date consistent with information disclosed in the filing, for example, on page 217.

Response: The Company respectfully acknowledges the Staff’s comment. In notes Z and MM in the pro forma financial information included in the Registration Statement, the 2,100 treasury shares referred to the August 31, 2024 issuance of 1,932 shares issued to Lee Jae Ha and the September 30, 2024 issuance of 168 shares issued to Tan Chin Hwee, and the 1,202 shares issued to Lodestar USA, Inc. on September 29, 2024, were newly issued shares of K Enter common stock, which did not change the aggregate share capitalization of K Enter because of the failure of the sale of 1,202 shares of Series A-1 Preferred Stock. The Amended Registration Statement includes new pro forma financial information for the period ending June 30, 2024 and in that regard the Company refers the Staff to the responses above and pages 218, 293, and 295 of the Amended Registration Statement.

9.	Please ensure all pro forma information, including share ownership in the tables on pages 255 and 265, reflect any changes associated with any of the comments in this letter.

Response: The Company respectfully acknowledges the Staff’s comment. In the table on pages 255 and 265 concerning the pro forma financial information included in the Registration Statement, we note that all changes associated with the comments in the Staff’s Comment Letter affect the capitalization of K Enter prior to the closing of the Business Combination where the then outstanding shares of K Enter will be exchanged for the 59,000,000 ordinary shares of Pubco as reflected in Adjustment E in the Registration Statement. With respect to the disclosures in the Amended Registration Statement, the Company refers the Staff to the responses above and pages 267 to 297 of the Amended Registration Statement.

Financial Statements of K Wave Media LTD., page F-4

10.	Please include a subsequent event note to the audited financials of K Wave Media LTD. to reflect the actual and expected issuances of its (PubCo’s) shares disclosed elsewhere in this filing and expected total shares to be outstanding at the date of effectiveness of the Business Combination. Ensure the independent accountant’s report is dated appropriately for this note. In providing this note, ensure any amounts herein are consistent with amounts disclosed elsewhere in the filing, particularly in the pro forma information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in connection with the original issuance of its financial statements for the year ended December 31, 2023 (on May 13, 2024), the Company considered the requirements of IFRS and concluded that the level of disclosure currently included in Note 1 to its consolidated financial statements with respect to the Merger Agreement and Business Combination satisfied the requirements of IFRS from a disclosure perspective. However, the Company further notes that, in connection with the current filing of Amendment No. 9 to its Registration Statement on Form F-4, interim financial statements of K Wave Media Ltd. as of June 30, 2024 and for the six-month period ended June 30, 2024 and the period from June 22, 2023 (inception) to June 30, 2023 (the “K Wave Interim Financial Statements”) have been included. In those K Wave Interim Financial Statements, the Company has included more robust disclosure (updated, as appropriate, for events occurring during the period prior to issuance) of the expected number of shares to be issued in connection with the Merger Agreement and Business Combination. Please see Note 1 (General information) to the K Wave Interim Financial Statements for the updated disclosure. See page F-10 of the Amended Registration Statement.

General

11.	We note that the Share Subscription Agreement filed as Exhibit 10.58 is signed by Mina Kim. Based on your disclosure on page 113, Mina Kim is one of the co-founders of K Enter. Please revise where you discuss the Share Subscription Agreement to indicate the relationship of Mina Kim to K Enter or any other party to the transaction. Please also add disclosure under “Certain Relationships and Related Person Transactions” if required.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company mistakenly failed to that the transaction with GF Korea was a related party transaction. The Company has addressed the Staff’s comment at pages 211 and 323 of the Amended Registration Statement.

12.	We note that in recent amendments you have added disclosure of several debt and equity financing arrangements entered into by K Enter, including a written loan agreement entered into with the Global Star sponsor on August 19, 2024 and the “Loh Say Coon Agreement” and “Innocus Global Agreement” entered into on September 21, 2024 and September 25, 2024, respectively. As it appears that these arrangements have resulted in additional funds available to K Enter, please update your disclosure throughout regarding Global Star’s and K Enter’s intent to raise financing in connection with the business combination as appropriate. For example, at page 6 you continue to disclose that Global Star and K Enter intend to use their best efforts to complete a PIPE or pre-PIPE transaction, but it is unclear the extent to which these recent financings have or are intended to contribute towards such goal. In your revisions, please specifically clarify whether a $50 million PIPE transaction is still being pursued and the status of K Enter’s January 2024 agreement with a placement agent to seek a pre-PIPE transaction discussed at page 206, as we note that such agreement had a six-month term.

Response: The Company respectfully acknowledges the Staff’s comment. The Company is still in the process of using its best efforts to raise capital through a $50 million PIPE transaction or a pre-PIPE transaction prior to the closing of the Business Combination, however there can be no assurance that the Company will be able to consummate any financing before the closing of the Business Combination. Please the Letter to Stockholders and pages 6, 11, 12 and 78 of the Amended Registration Statement.

Please call Daniel Nunn of Nelson Mullins Riley & Scarborough LLP at (904) 665-3601 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Thank you.

Very truly yours,

/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chairman

cc:	Mr. Tan Chin Hwee Executive Chairman and Interim Chief Executive Officer K Enter Holdings, Inc.